SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2007

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ?

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ?   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2007, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated February 20, 2007, entitled "MAJORITY OF ILLEGAL STRIKERS RETURN TO WORK AT BLYVOORUITZICHT GOLD MINE"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 20, 2007

By: /s/ Themba Gwebu
    Name: Themba Gwebu
    Title: Company Secretary

Exhibit 99.1

DRDGOLD Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARBN number: 086 277 616
NASDAQ trading symbol: DROOY
("DRDGOLD")

MAJORITY OF ILLEGAL STRIKERS RETURN TO WORK AT BLYVOORUITZICHT GOLD MINE

Approximately 90% of the 4 000 workers at DRDGOLD's subsidiary, Blyvooruitzicht mine, near Carletonville, who began an illegal work stoppage at the start of the night shift on Tuesday, 13 February 2007, returned to work at the start of the night shift on Sunday, 18 February 2007 and on Monday, 19 February 2007.

Johannesburg
20 February 2007